Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 30, 2026

Eldorado Gold Provides Update on Executive Leadership Transition

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is providing an update on its previously announced executive leadership transition planned for the third quarter of 2026, confirming the effective date and related management changes.

George Burns will retire as Chief Executive Officer of Eldorado Gold, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board of Directors.

Effective September 30, 2026, Christian Milau will assume the role of President and Chief Executive Officer and will join the Board of Directors, supporting continuity in leadership as the Company advances its strategic priorities.

In addition, Frank Herbert, Executive Vice President, General Counsel & Chief Compliance Officer will transition to a Senior Advisor role effective September 30, 2026, in advance of his planned retirement in Q2 2027. In this role, he will continue to provide legal expertise as well as provide support on key strategic and legal matters. Effective September 30, 2026, Tamiko Ohta, will be appointed Senior Vice President, Legal and General Counsel. Ms. Ohta has served as Vice President, Legal for the past three years and brings more than 30 years of legal experience advising Canadian and international companies. Prior to joining Eldorado, she held senior legal leadership positions with companies operating internationally across the technology and extractive sectors.

Following this reorganization of responsibilities, Paul Ferneyhough’s role will expand to Executive Vice President, Strategy and Chief Financial Officer, assuming oversight of the Corporate Development and Legal functions.

With Skouries moving from construction into operations, the Executive Vice President, Development, Greece role is no longer required, and Louw Smith will be leaving the Company effective September 30, 2026. The Company thanks Mr. Smith for his contributions to Eldorado, including his leadership of the Greece operations and development projects during a period of significant growth and change at Skouries and Olympias.

Following his departure, responsibility for Greece operations will transition to Niklas Frank, Senior Vice President Operations, Europe who reports to Simon Hille, Executive Vice President & Chief Operating Officer. Since joining Eldorado in 2023, Mr. Frank has been instrumental in strengthening operational oversight, driving performance improvement initiatives, and fostering greater integration across the Company’s operating portfolio. The transition builds on Niklas’ existing leadership responsibilities in the region and establishes a single point of accountability for Eldorado’s operations in Greece.

Eldorado’s recently strengthened projects team, led by Gordana Vicentijevic, Senior Vice President, Projects, will continue to oversee major projects globally and future development activities.

This update reflects Eldorado’s ongoing, orderly succession planning process and supports continuity of leadership as the Company advances its growth strategy and key development projects.

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Board and Management Commentary

“On behalf of the Board, I would like to thank George for his leadership and significant contributions to Eldorado over the past nine years,” said Steve Reid, Chair of the Board. “During his tenure, the Company has navigated a range of operational, market and jurisdictional challenges, while also achieving important milestones. Most notably, George has overseen the advancement of Skouries toward production, positioning Eldorado for its next phase of growth. We are pleased that he will continue to support the Company as a member of the Board, providing continuity and deep institutional knowledge.

Christian has worked closely with George, the executive team and the Board over the past three quarters and is well positioned to lead the Company forward. He brings a strong combination of operational, capital markets and strategic experience, and the Board is confident in his ability to build on Eldorado’s strong foundation. Under Christian’s leadership, we expect Eldorado to remain focused on disciplined execution, responsible growth, shareholder returns and realizing the full potential of our portfolio.”

Christian Milau commented: “Having spent the past few quarters working closely with George, the Board and our leadership team, I have developed an appreciation for the strength of our team, the quality of our assets and the opportunities ahead of us. In particular, we have a robust pipeline of internal growth opportunities through brownfield expansion projects and a highly prospective exploration portfolio. Our focus remains on safe, disciplined execution across our operations and development pipeline, while continuing to deliver long-term value and returns for our shareholders.

Furthermore, I would like to acknowledge the hard work, leadership and perseverance that George demonstrated over the past nine years. Under his leadership Eldorado has been transformed into one of the most exciting mid-tier gold producers with a strong foundation for future growth. The quality of our team, the culture we have built, and the portfolio of opportunities before us are a testament to George’s vision, dedication and unwavering commitment to the Company. On behalf of the entire team, I want to thank George for his leadership, mentorship and many contributions to the Company’s success.”

George Burns commented: “It has been a privilege to serve as Chief Executive Officer over the past nine years and to work alongside a strong team through a period of both challenge and progress. I am particularly proud of what our team has accomplished over the past nine years, including strengthening our operating portfolio, advancing Skouries toward production and creating a strong foundation for the future. I look forward to continuing to support Eldorado in my role on the Board and to working with Christian to ensure a smooth transition and execution.”

About Eldorado Gold

Eldorado is a gold, copper and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, “focus”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, “working” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but is not limited to, statements or information with respect to: expected changes to Eldorado’s management team and Board of Directors, including expected benefits, responsibilities, and timing in relation thereto; our ongoing succession planning and expected benefits thereto; expectations of ramp up towards commercial production and operations at Skouries; expectations that we have a robust pipeline of internal growth opportunities; and generally, Eldorado’s strategy, focus, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: timing, costs and results of our construction and development activities, improvements and exploration, including at the Skouries Project, the McIlvenna Bay Project and our other operating mines and development projects; general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; construction and development risks at the Skouries Project, the McIlvenna Bay Project and our other construction and development projects; general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.

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